UPDATE ON RESTRUCTURE PLAN: ATLATSA IMPLEMENTS KEY COMPONENTS OF RESTRUCTURE PLAN

December 18 2013, Johannesburg: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE:ATL) confirms that it has implemented the following series of transactions, comprising key components of its Restructure Plan previously announced on 27 March, 2013 (“Restructure Plan”):-.

  The conclusion and implementation of Atlatsa’s new debt and working capital facilities agreed with Anglo American Platinum Limited (“Anglo American Platinum”); and

  The sale and transfer by Atlatsa of mineral properties to Anglo American Platinum, comprising the eastern section of the Ga Phasha PGM project, together with its entire interest in the Boikgantsho Platinum Group Metals project for an aggregate purchase consideration of ZAR 1.7 billion (US$ 165 million).

The proceeds from such asset sales has been utilized by Atlatsa to reduce its historical debt owing to Anglo American Platinum.

It is anticipated that the final component of the Restructure Plan is anticipated to be completed during January 2014, when Anglo American Platinum will effect an equity financing into Atlatsa by subscribing for 125 million new shares in the Company for an aggregate subscription price of ZAR 750 million (US$ 73 million). The proceeds from such equity financing will be utilized by Atlatsa to further reduce historical debt owing to Anglo American Platinum.

Implementation of the Restructure Plan will result in a material reduction in Atlatsa’s balance sheet debt position and its cost of borrowing going forward.

Please refer to www.atlatsaresources.co.za for full details of the Restructure Plan.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

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